UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT

INTEL CORPORATION
NAME OF SUBJECT COMPANY

EXASCALE POWER CO
NAME OF FILING PERSON/OFFEROR

COMMON STOCK
TITLE OF CLASS OF SECURITIES

458140100
CUSIP NUMBER OF SECURITIES

JOHN FITZPATRICK
CEO, Exascale Power Co.
1819 SW Fifth Ave #211
Portland, Oregon 97201
202-277-4478
info@exascalepower.com
http://exascalepower.com
NAME ADDRESS TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICE
ON BEHALF OF FILING PERSONS

X RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE
COMMENCEMENT OF AN OFFER



24 April 2014

Andy D. Bryant, Chairman, Intel Corporation
Brian Krzanich, CEO, Intel Corporation

Sirs,

This letter is a preliminary communication before a formal tender offer to exchange some shares of Exascale Power Co. IRS# 46-4266719 in Portland, Oregon for all of Intel Corporation IRS# 94-1672743 shares of common stock, CUSIP 458140100.

In my past several months of communication with staff at Intel Corporation, forming a relationship as a potential Intel customer to build the Worlds first ExaFlop Supercomputer( see exascalepower.com )in Oklahoma, I see more of an opportunity to grow my business in large scale data center development with ownership and controlling interest in Intel Corporation.

The cost detail of nearly $18 Billion in 2014, presented to me as a potential customer for the ExaFlop System mentioned, with a similar amount needed for upgrade in 2016, and budget of an extra 20 percent for unforeseen cost overuns building a new system, the resulting $50 Billion budget represents over one third of the present $134 Billion market capitalization of Intel Corporation. With a published Intel profit margin of 50 percent that would represent
$25 Billion increased earnings. Trading at the current P/E of 14 means the Intel Market cap would increase by $350 billion to nearly $500 Billion.

In addition, I proposed entering into an IBM-type service contract with Intel to staff and maintain the Data Center as a turn key operation for my company as end user.

The Exascale Power Co. Data Center in Oklahoma will generate projected EBITDA of $13 Billion per year, with economies of scale allowing pricing of the commodity cloud computing service well below Google and Amazon, to capture significant market share. Immediate Future Plans include a ZettaFlop Data Center (1000x larger) in New Mexico in 2016.

My interest would be to continue Intel as a public company, and preserve the published Intel profit margin exceeding 50 percent, while gaining the efficiencies of merging an aggressive data center developer/operator with Intel, a demonstrated industry leader in hardware, and adding IBM-type service contracts.

Greater emphasis on big data center development by Intel will also better support Corporate and Industry growth in Mobile and Internet Of Things markets by substantially reducing cloud computing costs.


John Fitzpatrick
CEO, Exascale Power Co.
1819 SW Fifth Ave #211
Portland, Oregon 97201
202-277-4478
info@exascalepower.com
http://exascalepower.com

cc: U.S. Department of Justice Anti-Trust
    Federal Trade Commission